UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

August 5, 2014

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Second Quarter 2014 Results

Buenos Aires, August 5, 2014 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the second quarter ended June 30, 2014.

Net income attributable to Petrobras Argentina’s for 2014 second quarter was a P$354 million gain. The gain in 2013 second quarter was P$189 million.

The improved gain of P$165 million was mainly attributable to a P$348 million increase in operating income, partially offset by a higher income tax charge of P$190 million.

Net income attributable to Petrobras Argentina for the six-month periods ended June 30, 2014 and 2013 was P$1,052 million and P$414 million, respectively.

Income Statement

Sales

Gross profit

Equity in earnings of affiliates

Operating Income

Financial income (expense)

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

 Oil and Gas Exploration and Production

* In 2014 quarter net sales increased P$684 million to P$2,570 million. Crude oil sales increased P$483 million to P$2,037 million in 2014 quarter, mainly as a result of an improvement in average sales prices. These positive effects were partially offset by a decline in sales volumes attributable to the sale of interest in Puesto Hernandez joint venture (UTE) in January 2014 and the natural decline of mature fields. In addition, crude oil production during 2014 quarter was negatively affected by weather conditions.

* Gas sales rose P$205 million to P$505 million in 2014 quarter, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas (Gas Plus) production prices in the Neuquén basin. Sales volumes did not reflect significant changes and totaled 252 MMcf/d in 2014 quarter. It is worth a mention an increase in production from the Neuquén basin attributable to the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields.

*  Gross profit was P$904 million in 2014 quarter and P$523 million in 2013 quarter. Margin on sales increased to 35.2% in 2014 quarter from 27.7% in 2013 quarter, as a consequence of the before mentioned improvement in average sales prices, partially offset by a rise in the lifting cost.

Refining and Distribution

*Sales increased P$731 million to P$2,755 million in 2014 quarter, mainly due to the recovery of refined product sales prices, partially offset by lower sales volumes of crude oil, which accounted for reduced sales of P$73 million in 2014 quarter.

In 2014 quarter, total sales volumes of refined products decreased 6.8% to 467.1 thousand cubic meters in line with the reduced demand in 2014 quarter.

*Gross profit totaled P$357 million in 2014 quarter and P$230 million in 2013 quarter, with margins on sales of 13% and 11.4%, respectively. This improvement is mainly attributable to the recovery in sales prices, partially offset by an increase in purchase costs of supplies.

Petrochemicals

*In 2014 quarter, sales rose P$237 million to P$1,072 million, as a consequence of an increase in sales of styrenics and products from the catalytic reformer unit.

Styrenic products sales revenues rose P$149 million to P$715 million in 2014 quarter, as a consequence of a 57.8% improvement in average sales prices, in line with international reference prices, partially offset by a 19.9% decline in sales volumes mainly attributable to reduced exports, primarily styrene and rubber. Conversely, in 2014 quarter polystyrene and BOPS sales volumes increased due to trade union conflicts that affected Zárate Plant in 2013 quarter.

Sales revenues resulting from the catalytic reformer plant operations increased P$88 million to P$357 million in 2014 quarter, mainly due to a 52.4% improvement in average prices, partially offset by a 12.9% decline in sales volumes.

*Gross profit totaled P$199 million in 2014 quarter and P$98 million in 2013 quarter. Gross margin on sales increased to 18.6% in 2014 quarter from 11.7% in 2013 quarter mainly due to an improvement in international spreads of styrenic products.

Gas and Energy

Marketing and Transportation of Gas

* Sales revenues rose P$157 million to P$531 million in 2014 quarter mainly due to higher sales of natural gas. As a result of changes in the allocation of liquid fuel sales among business units, as from 2014 quarter liquid fuels are sold to third parties by the Petrochemicals and Refining and Distribution segments and in 2013 quarter accounted for sales revenues of P$69 million.

* Revenues from gas sales rose P$227 million to P$528 million in 2014 quarter, mainly due to an improvement in average sales prices, partially offset by a slight 2.3% decline in sales volumes which totaled 251 million cubic feet per day in 2014 quarter. The improvement in average sales prices was mainly attributable to increased volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and a change in the customers mix, with an increased share of sales to industries with improved average prices.

Electricity

* As from May 2013, retroactive to February 2013, Resolution No. 95 issued by the Secretary of Energy provided for regulatory changes in the Wholesale Electricity Market (WEM), with operations of Genelba Combined Cycle and Pichi Picún Leufú Hydroelectric Complex falling within the scope of this Resolution. This new scheme involves changes in the compensation of generation companies according to their production scale and technology, as well as centralization of contracts in CAMMESA, both of electric power and fuels and related supplies, thus generating an equivalent lower level of sales and costs. As from May 2014, Resolution No.529 issued by the Secretary of Energy provided for increases in tariffs and new compensations to electricity generators, with retroactive effect to February 2014.

* In 2014 quarter, net sales for electricity generation decreased P$54 million to P$388 million, mainly as a consequence of reduced generation in 2014 quarter. Along these lines, volumes sold by Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,722 Gwh in 2014 quarter and 2,067 Gwh in 2013 quarter, mainly as a consequence of the scheduled shutdowns in Genelba and Genelba Plus Power Plants.

* Gross profit totaled P$166 million and P$98 million in 2014 and 2013 quarters, respectively, and gross margin on sales increased 42.8% in 2014 quarter from 22.2% in 2013 quarter. The improvement recorded in 2014 quarter is mainly attributable to the before mentioned regulatory changes in the WEM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2014

PETROBRAS ARGENTINA S.A.

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney